SCHEDULE 13D


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
8/16/2022


1. NAME OF REPORTING PERSON
Bulldog Investors, LLP


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
DE
___________________________________________________________


7. SOLE VOTING POWER
0

8. SHARED VOTING POWER
296,192

9. SOLE DISPOSITIVE POWER
0
_______________________________________________________

10. SHARED DISPOSITIVE POWER
296,192


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
296,192(Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11
2.65%

14. TYPE OF REPORTING PERSON

IA

___________________________________________________________


1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
0

8. SHARED VOTING POWER
589,875

9. SOLE DISPOSITIVE POWER
0
_______________________________________________________

10. SHARED DISPOSITIVE POWER
589,875


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
589,875 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

5.28%


14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
0

8. SHARED VOTING POWER
589,875

9. SOLE DISPOSITIVE POWER
0
_______________________________________________________

10. SHARED DISPOSITIVE POWER
589,875


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
589,875 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

5.28%


14. TYPE OF REPORTING PERSON

IN

___________________________________________________________


Item 1. SECURITY AND ISSUER

This Schedule 13D relates to the shares of Common Stock of Delaware Enhanced Global Dividend and Income Fund
("DEX" or the "Issuer").

The principal executive offices of DEX are located at

610 Market Street
Philadelphia, PA 19106



Item 2. IDENTITY AND BACKGROUND
(a) This statement is filed on behalf of Bulldog Investors,LLP (a Delaware Limited Liability Partnership), Phillip Goldstein, and Andrew Dakos.

(b) The business address of the reporting persons is Park 80 West-Plaza Two, 250 Pehle Ave., Suite 708, Saddle Brook, NJ 07663.

(c)  Bulldog Investors,LLP is a registered investment adviser.
Messrs. Goldstein and Dakos are partners of Bulldog
Investors,LLP.

(d) n/a

(e) n/a

(f) Each of Messrs. Goldstein and Dakos is a citizen of the United States.



ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATIONS
Shares of the Issuer have been accumulated on behalf of clients of Bulldog Investors,LLP and on behalf of a registered closed-end investment company for which Messrs. Goldstein and Dakos have investment and voting authority.


ITEM 4. PURPOSE OF TRANSACTION
See exhibit B. Letter to the Board of Trustees.



ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
(a) As per the N-CSRS filed on 08/05/2022 there were 11,179,969 shares of common stock outstanding as of 5/31/2022. The percentages set forth herein were derived using such number. Phillip Goldstein and Andrew Dakos own Bulldog Investors, LLP, a registered investment advisor.
As of August 19, 2022 Bulldog Investors, LLP is deemed to be the beneficial owner of 296,192 shares of DEX (representing 2.65% of DEX's outstanding shares) solely by virtue of Bulldog Investors LLP's power to direct the vote of,and dispose of, these shares.

As of August 19, 2022, each of Messrs. Goldstein and Dakos is deemed to be the beneficial owner of 589,875 shares of DEX (representing 5.28% of DEX's outstanding shares) by virtue of their power to direct the vote of, and dispose of, these shares.

(b)Bulldog Investors,LLP has sole power to dispose of and vote 0 shares. Bulldog Investors, LLP has shared power to dispose of and vote 296,192 shares. Certain of Bulldog Investors, LLP's clients (none of whom beneficially own more than 5% of DEX's shares) share this power with Bulldog Investors, LLP. Messrs. Goldstein and Dakos are partners of Bulldog Investors, LLP. Messrs. Goldstein and Dakos have shared power to dispose of and vote an additional 293,683 shares.


c) During the past 60 days the following shares of DEX were bought.

Date			Shares		 Price
8/19/2022		1,015		8.07
8/18/2022		8,573		8.229
8/16/2022		3,856		8.2681
8/16/2022		2,546		8.26
8/15/2022		9,000		8.16
8/12/2022		11,632		8.086


d) Clients of Bulldog Investors, LLP and a closed-end investment company for which Messrs. Goldstein and Dakos have investment authority are entitled to receive any dividends or sales proceeds.

e) N/A

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
N/A


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit A and B


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 8/22/2022

By: /S/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos

Bulldog Investors, LLP
By: /s/ Andrew Dakos
Andrew Dakos, Partner

Footnote 1: The reporting persons disclaim beneficial ownership except to the extent of any pecuniary interest therein.

Exhibit A:

Agreement to Make Joint Filing

	Agreement made as of the 22nd day of August, 2022, by and among Bulldog Investors, LLP, Phillip Goldstein and Andrew Dakos.

WHEREAS, Rule 13d-1(k)(1) under the Securities Exchange Act of 1934 provides that whenever two or more persons are required to file a statement containing the information required by Schedule 13D with respect to the same securities, only one such statement need be filed, so long as, among other things, such filing includes as an exhibit an agreement among such persons that such a statement is filed on behalf of each of them;

WHEREAS, in connection with certain holdings of Delaware Enhanced Global Dividend and Income Fund (DEX), each of the parties to this Agreement is required to file a statement containing the information required by
Schedule 13D with respect to the same holdings of DEX;

NOW THEREFORE, the parties hereby agree that one statement containing the information required by Schedule 13D shall be filed on behalf of each party hereto.

IN WITNESS WHEREOF, this Agreement has been duly executed by the parties hereto as of the day and year first written above.


By:/s/ Phillip Goldstein	By:/s/ Andrew Dakos
	Phillip Goldstein	Andrew Dakos


BULLDOG INVESTORS, LLP
By:/s/ Andrew Dakos
	Andrew Dakos, Partner


Exhibit B:

Special Opportunities Fund, Inc. 615 East Michigan Street,
Milwaukee, WI 53202

                                                August 16, 2022

The Board of Trustees
Delaware Enhanced Global Dividend and Income Fund
100 Independence
610 Market Street
Philadelphia, PA 19106-2354

Dear Trustees:

Special Opportunities Fund has been a beneficial holder of shares of Delaware Enhanced Global Dividend and Income Fund valued in excess of $25,000 continuously for more than a year and plans to hold them through the special meeting of shareholders targeted for November 2022. We hereby submit the following proposal and supporting statement pursuant to rule 14a-8 of the Securities Exchange Act of 1934 for inclusion in management's proxy materials. We are available to discuss this matter at your convenience.

RESOLVED: If shareholders of Delaware Enhanced Global Dividend and Income Fund (the Fund) do not approve the proposed merger of the Fund into Abrdn Global Dynamic Dividend Fund ("AGD") at this meeting, they request that the Board of Trustees take steps to cause the Fund to be liquidated or converted to (or merged with) an exchange traded fund (ETF) or an open-end mutual fund.

                   SUPPORTING STATEMENT

On August 11, 2022, the Fund announced that its Board of Trustees approved the reorganization of the Fund into AGD. The Fund's shares have traded at a persistent discount from NAV for years. Just before the announcement, the discount stood at about 14%. If shareholders do not approve the merger with AGD, we think the Board should provide a means for all shareholders to realize net asset value for their shares via a liquidation of the Fund or conversion into (or merger with) an ETF or an open-end fund.

                                       Very truly yours,

					/s/Phillip Goldstein

                                       Phillip Goldstein
				       Chairman